UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

WORLD ACCEPTANCE CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

981419 10 4

(CUSIP Number)

Thomas W. Smith
2200 Butts Road, Suite 320
Boca Raton, FL 33431
(561) 314-0800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 981419 10 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott General Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,037,495
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,037,495
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,037,495
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 981419 10 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,407,728
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,407,728
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,407,728
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 981419 10 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Idoya Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 576,394
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 576,394
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 576,394
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 981419 10 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Investors Profit Sharing Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,640
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 67,640
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,640
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON EP

CUSIP No. 981419 10 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 510,000
	8	SHARED VOTING POWER 82,150
	9	SOLE DISPOSITIVE POWER 510,000
	10	SHARED DISPOSITIVE POWER 82,150
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 592,150
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 981419 10 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Scott J. Vassalluzzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,788
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,788
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,788
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

Explanatory Note:

The following constitutes Amendment No. 8 (the “Amendment”) to the joint filing on Schedule 13D by Thomas W. Smith, Scott J. Vassalluzzo, Steven M. Fischer and Prescott Associates L.P. (“Prescott Associates”) originally filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2011, as amended by Amendment No. 1 filed with the SEC on January 5, 2012 by Prescott General Partners LLC (“PGP”), Prescott Associates, Thomas W. Smith and Scott J. Vassalluzzo, Amendment No. 2 filed with the SEC on December 14, 2012 by PGP, Prescott Associates, Idoya Partners L.P. (“Idoya Partners”), Thomas W. Smith and Scott J. Vassalluzzo, Amendment No. 3 filed with the SEC on December 20, 2012 by PGP, Prescott Associates, Thomas W. Smith and Scott J. Vassalluzzo, Amendment No. 4 filed with the SEC on May 10, 2013 by PGP, Prescott Associates, Thomas W. Smith and Scott J. Vassalluzzo, Amendment No. 5 filed with the SEC on November 5, 2014 by PGP, Prescott Associates, Thomas W. Smith and Scott J. Vassalluzzo, Amendment No. 6 filed with the SEC on July 30, 2015 by PGP, Prescott Associates, Idoya Partners, Thomas W. Smith and Scott J. Vassalluzzo, and Amendment No. 7 filed with the SEC on July 31, 2015 by PGP, Prescott Associates, Idoya Partners, Thomas W. Smith and Scott J. Vassalluzzo (as amended, the “Schedule 13D”). This Amendment No. 8 modifies the Schedule 13D to reflect, among other things, the addition of Prescott Investors Profit Sharing Trust (“PIPS”) as a Reporting Person. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“This statement relates to the common stock, no par value (the “Common Stock”) of World Acceptance Corporation, a South Carolina corporation (the “Issuer”) whose principal executive offices are located at 104 S. Main Street, Greenville, South Carolina 29601.”

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) - (f) This Statement is filed jointly by: (i) PGP, (ii) Prescott Associates, (iii) Idoya Partners, (iv) PIPS, (v) Thomas W. Smith and (vi) Scott J. Vassalluzzo (the persons and entities in (i) through (vi) are referred to collectively herein as the “Reporting Persons”). The filing of this Statement shall not be deemed to be an admission that the Reporting Persons comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons each disclaim beneficial ownership of the shares reported in this Statement in excess of those shares as to which they have or share voting or investment authority.

PGP is an investment adviser registered with the SEC and its principal business is to act as the general partner of three private investment partnerships, including Prescott Associates and Idoya Partners (collectively, the “Partnerships”). Each of Prescott Associates and Idoya Partners is a private investment fund the principal business of which is to invest in securities. PIPS is an employee profit-sharing plan of a corporation wholly owned by Mr. Vassalluzzo and its principal business is to invest in securities for the benefit of the corporation’s employees. Each of Messrs. Smith and Vassalluzzo is a private investment manager, a managing member of PGP, and a trustee of PIPS. The business address of each of the Reporting Persons is 2200 Butts Road, Suite 320, Boca Raton, FL 33431.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has any Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

PGP is a Delaware limited liability company. Each of Prescott Associates and Idoya Partners is a New York limited partnership. PIPS is an employee profit-sharing plan organized under the laws of the State of Delaware. Each of Messrs. Smith and Vassalluzzo is a citizen of the United States.”

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“In order to fund the purchase of the Common Stock reported herein, the Managed Accounts (as hereinafter defined) contributed in the aggregate $46,097,717.74 of the funds of the Managed Accounts (including $29,794,236.27 contributed by Prescott Associates, $10,261,886.99 contributed by Idoya Partners and $2,547,286.24 contributed by PIPS), Mr. Vassalluzzo contributed $747,176.62 of his personal funds and Mr. Smith contributed $15,458,153.07 of his personal funds.”

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“As described more fully in Item 5 below, as general partner of the Partnerships, PGP may be deemed to beneficially own 2,037,495 shares of Common Stock held by the Partnerships. PIPS may be deemed to beneficially own 67,640 shares of Common Stock held on behalf of the employee profit-sharing plan participants. Messrs. Smith and Vassalluzzo may be deemed to beneficially own 92,150 and 1,788 shares of Common Stock, respectively, in their capacities as investment managers for several managed accounts, which consist of investment accounts for: (i) a private charitable foundation established by Mr. Smith and for which Mr. Smith acts as trustee, and (ii) certain family members of Mr. Vassalluzzo and certain individual accounts managed by Mr. Smith. The Partnerships, PIPS and the managed accounts are referred to collectively herein as the “Managed Accounts”. The 2,199,073 shares of Common Stock owned by the Managed Accounts (the “Managed Account Shares”) were acquired by the Reporting Persons on behalf of the Managed Accounts for the purpose of achieving the investment goals of the Managed Accounts.

Mr. Vassalluzzo currently serves as a director of the Issuer and beneficially owns 30,000 shares of Common Stock for his own account. In addition, Mr. Smith may be deemed to beneficially own 500,000 shares held by Ridgeview Smith Investments LLC, a limited liability company established by Mr. Smith, the sole member of which is a revocable trust established by Mr. Smith for the benefit of his family (the “Ridgeview Shares”). Mr. Smith acquired the Ridgeview Shares for investment purposes.

Depending upon market conditions, the availability of funds, an evaluation of alternative investments, and such other factors as may be considered relevant, each of the Reporting Persons may purchase or sell shares of Common Stock if deemed appropriate and opportunities to do so are available, in each case, on such terms and at such times as such Reporting Person considers desirable. The Reporting Persons may talk or hold discussions with various parties, including, but not limited to, the Issuer’s management, its board of directors, and other shareholders and third parties, for the purpose of developing and implementing strategies to maximize shareholder value, including strategies that may, in the future, result in the occurrence of one or more of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Subject to the foregoing, none of the Reporting Persons has any present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, each Reporting Person disclaims any obligation to report any plan or proposal known to such Reporting Person solely as a result of Mr. Vassalluzzo’s position as a director of the Issuer and his participation in such capacity in decisions involving an action or event described in clauses (a) through (j) in Item 4 of Schedule 13D.”

Item 5.	Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a)       Based on information included in the Form 10-Q filed by the Issuer on February 10, 2020, which disclosed that 7,932,313 shares of Common Stock were outstanding as of January 31, 2020, the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: PGP – 2,037,495 shares (25.7%); Prescott Associates – 1,407,728 shares (17.7%); Idoya Partners – 576,394 shares (7.3%); PIPS – 67,640 shares (0.8%); Mr. Smith – 592,150 shares (7.5%); and Mr. Vassalluzzo – 31,788 shares (0.4%).

(b)        PGP, as the general partner of the Partnerships, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of 2,037,495 shares. Prescott Associates has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,407,728 shares. Idoya Partners has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 576,394 shares. PIPS has the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 67,640 shares. Messrs. Smith and Vassalluzzo have the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 510,000 and 31,788 shares, respectively. In their capacities as investment managers for managed accounts, Messrs. Smith and Vassalluzzo may be deemed to share the power to vote or to direct the vote of 82,150 and no shares, respectively, and to share the power to dispose or to direct the disposition of 82,150 and no shares, respectively. Voting and investment authority over investment accounts established for the benefit of certain family members and friends of Messrs. Smith and Vassalluzzo is subject to each beneficiary’s right, if so provided, to terminate or otherwise direct the disposition of the investment account.

(c)       During the past 60 days, the Reporting Persons effected no transactions involving shares of Common Stock.

Item 7.	Material to Be Filed as Exhibits

1.       Agreement relating to the joint filing of statement on Schedule 13D dated February 12, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2020

PRESCOTT GENERAL PARTNERS LLC

/s/ Scott J. Vassalluzzo
Name:	Scott J. Vassalluzzo
Title:	Managing Member

PRESCOTT ASSOCIATES L.P.

By:	Prescott General Partners LLC
Its:	General Partner

/s/ Scott J. Vassalluzzo
Name:	Scott J. Vassalluzzo
Title:	Managing Member

IDOYA PARTNERS L.P.

By:	Prescott General Partners LLC
Its:	General Partner

/s/ Scott J. Vassalluzzo
Name:	Scott J. Vassalluzzo
Title:	Managing Member

PRESCOTT INVESTORS PROFIT SHARING TRUST

/s/ Scott J. Vassalluzzo
Name:	Scott J. Vassalluzzo
Title:	Trustee

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo

Exhibit 1

Joint Filing Agreement

The undersigned agree that the foregoing statement on Schedule 13D, dated February 12, 2020, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Date: February 12, 2020

PRESCOTT GENERAL PARTNERS LLC

/s/ Scott J. Vassalluzzo
Name:	Scott J. Vassalluzzo
Title:	Managing Member

PRESCOTT ASSOCIATES L.P.

By:	Prescott General Partners LLC
Its:	General Partner

/s/ Scott J. Vassalluzzo
Name:	Scott J. Vassalluzzo
Title:	Managing Member

IDOYA PARTNERS L.P.

By:	Prescott General Partners LLC
Its:	General Partner

/s/ Scott J. Vassalluzzo
Name:	Scott J. Vassalluzzo
Title:	Managing Member

PRESCOTT INVESTORS PROFIT SHARING TRUST

/s/ Scott J. Vassalluzzo
Name:	Scott J. Vassalluzzo
Title:	Trustee

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo